

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2022

Sanjay Mehta
Chief Financial Officer
TERADYNE, INC
600 Riverpark Drive
North Reading, MA 01864

      Re: TERADYNE, INC
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed February 23, 2022
          File No. 001-06462

Dear Mr. Mehta:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Life Sciences